February 10, 2016

Via EDGAR

Mark P. Shuman

Branch Chief – Legal

U.S. Securities and Exchange Commission

Office of Information Technologies and Services

Washington D.C.

Re: Bebuzee Ltd.

Amendment No.6 to Registration Statement on Form S-1

Filed December 16, 2015

File No. 333-206577

Dear Mr. Shuman:

On behalf of Bebuzee Ltd. (the “Registrant” or the “Company”), we respond below to comments of the SEC staff on the above-referenced registration statement. We set forth specific staff comment and then provide our response. We have attached a revised draft prospectus reflecting our responses and minor product changes, clarifications and corrections.

General

1.	We are considering your response to prior comment 1. Please tell us the nature of the selling and marketing expenses described in your prospectus and their relationship to the operations of your business.

Response:

The Registrant has amended its disclosures to include a discussion of the nature of its marketing and sales expenses and their relationship to the operation of its business, as follows:

Sales and Marketing

As of the date of this prospectus, we have engaged in several sales and marketing campaigns. These campaigns were designed to create a positive brand image and attract users to our social networking platform and other products, thus increasing their value to social media users. Similar to other social networking products, the value of our company is directly linked to the amount of users utilizing its products. Our sales and marketing campaigns have been aimed toward attracting these users and is a vital part of our operations. Sales and marketing efforts have included:

•	In-person marketing campaign at 14 universities throughout the United Kingdom. The campaign included the distribution of flyers to students for six hours, with a full day spent at each university. Universities involved in the campaign included Bournemouth University, Southampton University, University of Cambridge, London Metropolitan University, and University of Greenwich, London, among others.
•	Online marketing campaign by IT News Africa, including publication of press releases, banner advertisements, and Facebook and Twitter marketing campaigns.
  Online and offline marketing campaign by TechAtLast, including publications of articles, social media campaigns on Facebook, Twitter, Slideshare and Youtube, and 600,000 leaflet distributions.
  Marketing efforts by Bebuzee’s full time social media staff consisting of sharing a mix of relevant links, engaging contents and videos on Facebook, Twitter, Pinterest, Instagram, Linkedin, Google Plus and Youtube.
  Telemarketing campaigns by 8 Bebuzee staff members to thousands of businesses in the UK, Spain, Italy, Poland, France, Sweden, and Czech Republic. With this effort we have successfully signed up over 9,000 businesses for Bebuzee Points, our worldwide business search directory.
  Offline marketing campaign by HiSpeed Media, which included six billboard in Lagos, Nigeria that were displayed for 2 months. The offline marketing campaign also included company sponsored events, such as a Reggae Sun Dance. Latin Extravaganza and Afro Tropical. Attendees at these sponsored events signed up on Bebuzee for entrance into the event.
  The Company also sponsored two freestyle dance events in Lagos University, in which the Bebuzee backdrop was displayed on the stage.
  SMS marketing campaign, in which SMS messages were sent to 85,000 University of Benin and University of Lagos students.

We have incurred substantial expenses as a result of these marketing campaigns. Expenses include $5,904 for the IT News Africa campaign, $26,000 for the TechAtLast camapaign, $2,281.50 and £10,727.34 for the purchase of equipment and telemarketing campaign, and $12,000 for the HiSpeed Media campaign. However, we believe that by establishing a brand name and international brand recognition through these campaigns, we will be able to initiate substantial adoption by social media users and continue our growth.

Management

Directors and Executive Officers, page 27

2.	We note your disclosure that David Berkus founded a commercial venture at the age of fifteen and took the company public after graduating from college. Please revise to identify this company and describe what you mean in using the term ”public offering” such as whether it was a direct, best efforts, no minimum offering or a firm commitment underwritten offering, for example.

Response:

The Registrant has amended its disclosures to identify the company founded by Mr. Berkus and describe the type of public offering, as follows:

He founded his first commercial venture at the age of fifteen – Custom Fidelity Inc., a phonograph record production and manufacturing company he managed through his college years. In 1972, Custom Fidelity went public through a best efforts offering pursuant the exemption from registration provided by Regulation A for $495,000. The offering was underwritten by the Ashlar Corporation of Glendale, California.

Related Party Transactions, page 28

3.	Please revise to disclose the material terms of Mr. Onyero’s employment agreement. Refer to Item 7.B of Form 20-F.

Response:

The Registrant has amended disclosures to include a discussion of the material terms of Mr. Onyero’s employment agreement, as follows:

Joseph Onyero Employment Agreement

The employment agreement with our CEO and director Joseph Onyero is effective July 1, 2014, and provides for full-time, permanent employment. The employment agreement may be terminated with at least 60 days’ prior written notice from the executive or by the Company immediately upon any material breach of the terms of this agreement, or is guilty of gross misconduct. Permanent employment is subject to completion of a 3 month probationary period. Under the employment agreement, Mr. Onyero will receive an annual salary of £36,000 as base compensation. He will also have the opportunity to participate in the Company’s incentive and pension programs.

The employment agreement also subjects the executive to confidentiality restrictions that protect the Company’s proprietary information, developments and other intellectual property both during and following termination of employment.

The Registrant has also included a reference to Mr. Onyero’s employment agreement as part of its related party transaction disclosures.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity, page 36

4.	Please revise your disclosure to state that £51 is the amount of cash and cash equivalents as of September 30, 2015. Also, expand your disclosures to explain how you will finance your operations using your current cash balance and “cash generated from operating activities” despite your lack of revenue. Also, explain further how you determined that you will be able to conduct your operations for the next 15 months using your “currently available resources,” and include in your disclosures a description of your currently available resources. We refer you to Item 5.B.1 of Form 20-F.

Response:

The Registrant has revised its disclosures to accurately reflect its lack of capital resources and remove any reference to “cash generated from operating activities”, as follows:

The Company has generated minimal revenues from operations and therefore lacks meaningful capital reserves. As of September 30, 2015, £51 was the amount of our cash and cash equivalents. We lack any other source of capital reserves. In light of our lack of revenue and meaningful capital reserves, we will not be able to conduct our operations during the next twelve months without raising sufficient funds from this offering. If we cannot raise additional funds from this offering, we will not have sufficient funds to satisfy our cash requirements and may have to curtail or cease operations.

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm

5.	Please revise to refer to all periods covered by your auditor’s report dated June 6, 2015. In this regard, we note the consent of your independent auditor refers to their report on the company’s financial statements for the years ended March 31, 2015 and 2014 when their report also covers the period at and for the year ended March 31, 2013.

Response:

The Registrant’s auditor has provided a revised consent that accurately refers to all periods covered by the audit report.

Sincerely,

/s/ Adam S. Tracy

Adam S. Tracy